                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.4)*



                    Glenborough Realty Trust Incorporated
________________________________________________________________________________
                               (Name of Issuer)


                   Common stock, par value $0.001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   37803P105
        _______________________________________________________________
                                (CUSIP Number)

                                Joseph G. Beard
                                 3300 Commerce
                              Dallas, Texas 75226
                                 (214)515-7000
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37803P105                   13D                                Page 2

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westdale Properties America I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 37803P105                   13D                                Page 3

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bush Gardens, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO
------------------------------------------------------------------------------

CUSIP NO. 37803P105                   13D                                Page 4

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JGB Ventures I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 37803P105                   13D                                Page 5

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JGB Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 37803P105                   13D                                Page 6

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph G. Beard
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (SEE INSTRUCTIONS)                                                 [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 37803P105                   13D                                Page 7

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Kimel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF/00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,000
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 37803P105                       13D                             Page 8


Item 1.   Security and Issuer.
------    -------------------

     The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share (the "Stock"), of Glenborough Realty Trust Incorporated, a Maryland corporation ("Glenborough"). The address of the principal executive offices of Glenborough is 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708.


Item 2.   Identity and Background.
------    -----------------------

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Westdale Properties America I, Ltd., a Texas limited partnership ("WPA I Ltd."); JGB Ventures I, Ltd., a Texas limited partnership and sole general partner of WPA I Ltd. ("JGB I Ltd."); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. ("JGB Holdings"); Bush Gardens, LLC, a Nevada limited liability company ("BG LLC"); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holdings ("Beard"); and Ronald Kimel, a Canadian citizen and sole Trustee of the Manuel Kimel Family Trust ("Kimel").

     WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate, develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.

     JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd., serving as the general partner of Westdale Asset Management, Ltd., a Texas limited partnership, and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.

     JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto. The principal business address of JGB Holdings, which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226. Beard is sole director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.

     BG LLC is a Nevada limited liability company, the principal business of which is to own, operate, develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of BG LLC, which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226. BG LLC is a wholly owned subsidiary of WPA I Ltd.

     Beard's principal occupation or employment is serving as the President of JGB Holdings, the general partner of JGB I Ltd. Beard is also the Manager of BG LLC. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce, Dallas, Texas 75226.

     The principal business of Kimel is investments. Kimel also serves as the sole Trustee of the Manuel Kimel Family Trust, which through subsidiary ownership is a limited partner in WPA I Ltd. The principal business address of Kimel, which also serves as his principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

CUSIP NO. 37803P105                       13D                             Page 9


     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     Kimel used personal funds and sums borrowed from brokerage firm margin accounts to purchase his shares of stock.

Item 4.  Purpose of Transaction.
------   ----------------------

     Pursuant to a series of transactions ending on April 20, 2000, WPA I Ltd. purchased for an aggregate of $27,458,325.75 in cash an aggregate of 1,899,700 shares of Stock. The shares of Stock were acquired by WPA I Ltd. for the purpose of investment.

     Pursuant to a series of transactions ending on April 20, 2000, Beard, individually, purchased for an aggregate of $1,627,313.00 in cash an aggregate of 111,000 shares of Stock. The shares of Stock purchased by Beard individually were acquired for the purpose of investment.

     Pursuant to a transaction on April 11, 2000, Kimel, individually, purchased for an aggregate of $44,250.00 in cash an aggregate of 3,000 shares of Stock. The shares of Stock purchased by Kimel individually were acquired for the purpose of investment.

     Pursuant to a Stock Repurchase Agreement dated September 25, 2000 by and between BG LLC and Glenborough, BG LLC agreed to sell, or cause to be sold, to Glenborough 2,013,700 shares of Stock which the Reporting Persons beneficially own for $18.50 per share plus a pro rata portion of the per share amount of any dividend on or distribution payable to record holders of the shares of Stock at any time during the fiscal quarter in which the Stock Repurchase Agreement closes. The intent behind the structure of the purchase price was to assure that BG LLC received the benefit of dividends or distributions declared or paid during the fiscal quarter in which the Stock Repurchase Agreement closed, adjusted to reflect the number of days during the quarter in question that BG LLC was a record or beneficial owner of the shares.

     In a related transaction, BG LLC agreed to purchase certain real property from various affiliates of Glenborough. Pursuant to a Purchase Agreement dated September 25, 2000 by and between certain affiliates of Glenborough and BG LLC (the "Purchase Agreement"), various affiliates of Glenborough agreed to sell BG LLC certain multifamily residential properties for an aggregate purchase price of $404,093,516.00. Pursuant to a First Amendment to Purchase Agreement dated November 10, 2000, the parties to the Purchase Agreement agreed to extend certain dates set forth therein. Pursuant to a Second Amendment to Purchase Agreement dated November 30, 2000 (the "Second Amendment"), the parties again extended certain dates set forth therein, reduced the aggregate purchase price for the subject properties to $399,093,516.00 and entered into certain agreements relating to the equity securities of Glenborough. The reduction in purchase price represented a credit to BG LLC for capital items identified by BG LLC in the course of BG LLC's due diligence investigations of the properties. In addition, the Second Amendment made it a condition precedent to BG LLC's obligations to consummate the transaction that a certain non-regulated financial institution (the "Institution") deliver a written commitment to provide equity financing to an affiliate of BG LLC to permit that affiliate to consummate the purchase of the covered properties, on terms satisfactory to BG LLC. Under the Second Amendment, BG LLC agreed to cause the Institution to agree in writing that, for a period of twelve (12) months, it would not knowingly provide equity or debt financing to any person or entity for the purpose of consummating a transaction which results in such person or its affiliates coming to own, of record or beneficially, equity securities of Glenborough having the right to cast more than 4.9% of the votes entitled to be cast by the holders of all of the equity securities of Glenborough at any annual shareholders' meeting thereof with respect to the election of directors. The foregoing limitation on the Institution's activities did not apply to the provision of credit or equity capital to fiduciaries, entities registered under the Investment Company Act of 1940, registered Investment Advisors acting in the ordinary course of their business or members of the National Association of Securities Dealers acting in the ordinary course of their business. Under the Second Amendment, BG LLC further agreed to cause Francesco Galesi, Dennis Trimarchi, Kimel and Beard to execute and deliver at or before the closing separate Standstill Agreements under which each would agree to refrain, and to require their respective affiliates to refrain, from acquiring the equity securities of Glenborough for a five (5) year period commencing at the closing of the Purchase Agreement. Pursuant to the Second Amendment, such Standstill Agreements were not to prevent the acquisition by said individuals of Glenborough securities if (i) Glenborough consents in writing to the acquisition, (ii) said individuals or their affiliates receive Glenborough securities pursuant to a merger, consolidation, reorganization, dividend or distribution relating to any entity other than Glenborough or relating to any securities of Glenborough or its affiliates now held by such persons or their affiliates, provided that any such equity securities of Glenborough received represent a minor portion of the total assets involved in such transaction and that such transaction is not entered into with an intent to avoid the restrictions in the Standstill Agreement, (iii) said individuals receive securities of Glenborough by operation of law or by will or
(iv) said individuals receive securities of Glenborough through an acquisition deemed to occur by virtue of appointment or succession to an office or position as a fiduciary or as a member of the Board of Directors or governing body of any entity.

     In a third related transaction, pursuant to a Guaranty Agreement dated September 25, 2000 by and between Glenborough and BG LLC, Glenborough guarantied the obligations of its affiliates under the Purchase Agreement to (i) cure monetary liens against the properties being sold and (ii) deliver the closing documents to BG LLC as and when the documents become due. Under the Guaranty Agreement, if Glenborough's affiliates did not meet their obligations as set out in the Purchase Agreement, Glenborough would pay $15 million to BG LLC. Under the Guaranty Agreement, Glenborough and its affiliates were permitted to furnish information to or enter into discussions or negotiations with any person that made an unsolicited bona fide proposal to acquire all or substantially all of the properties subject to the Purchase Agreement, whether by merger, purchase of partnership interest or assets or otherwise, if the Board of Directors of Glenborough determined in good faith that such proposal could result in a transaction more favorable to Glenborough's stockholders from a financial point of view than the transaction contemplated by the Purchase Agreement. In the event that Glenborough's Board of Directors was prepared to accept such a proposal, Glenborough had the right to terminate the Purchase Agreement by giving proper notice and paying $15 million to BG LLC. Furthermore, the Guaranty Agreement provided that Glenborough could take any action with respect to any merger, consolidation or sale of all or substantially all of the assets of Glenborough or its affiliates in the event that Glenborough's Board of Directors determined, based upon advice of outside legal counsel, that failure to take such action would be inconsistent with the Board's fiduciary duties to Glenborough's shareholders as long as Glenborough gave proper notice of termination and paid the sum of $15 million to BG LLC.

CUSIP NO. 37803P105                       13D                            Page 10

     Each of the transactions described in the previous three paragraphs closed on December 29, 2000. At such closing, Glenborough purchased all of the shares of Stock held by the Reporting Persons for $37,197,950.00 plus a pro-rated dividend amount of $826,135.43, or an aggregate purchase price of $38,024,085.43.

     Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer's management, other security holders of the Issuer and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

     Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

CUSIP NO. 37803P105                       13D                            Page 11

          (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Pursuant to Rule 13d-3, each of WPA I, Ltd. JGB I, Ltd. (as the sole general partner of WPA I, Ltd.), JGB Holdings (as the sole general partner of JGB I, Ltd.), BG LLC (as a wholly owned subsidiary of WPA I, Ltd.), Beard (individually and as sole shareholder of JGB Holdings), and Kimel (as the sole trustee of the Manuel Kimel Family Trust) may be deemed to be the beneficial owner of zero shares of the Stock, which constitutes 0% of the 28,984,677 shares of Stock outstanding on November 9, 2000, according to the Issuer's Form 10-Q filed on November 14, 2000 (the "Outstanding Shares").

     Kimel, individually, may be deemed pursuant to Rule 13d-3 to be the beneficial owner of 3,000 shares of Stock. Kimel has the sole power to vote or direct the vote of, and to dispose of or to direct the disposition of, such shares of Stock.

     Pursuant to the Stock Repurchase Agreement and related transactions the terms of which are described more fully in Item 4 above, WPA I, Ltd. effected the sale of 1,899,700 shares of the Stock to the Issuer on December 29, 2000. Also pursuant to the Stock Repurchase Agreement and related transactions, Beard effected the sale of 111,000 shares of the Stock to the Issuer on December 29, 2000.

     Other than as set forth above, none of the Reporting Persons is the beneficial owner of any shares of the Stock and there have been no transactions in Stock by the Reporting Persons during the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     By virtue of constituent arrangements of the Reporting Persons, Beard and Kimel may be deemed to act jointly and thus deemed to share the power to vote, acquire and dispose of Stock. Except as listed above in Item 4 and in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or

CUSIP NO. 37803P105                       13D                            Page 12


option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.



Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Exhibit                         Description
         Number

           1. Interested Party Agreement dated December 29, 2000, by and between Glenborough Realty Trust Incorporated, Bush Gardens, LLC, Ronald Kimel and Joseph G. Beard.


           2. Interested Party Agreement dated December 29, 2000, by and between Glenborough Realty Trust Incorporated, Francesco Galesi and Dennis Trimarchi.

           [The remainder of this page is intentionally left blank.]

CUSIP NO. 37803P105                       13D


                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

          Each of the undersigned Reporting Persons hereby constitutes and appoints Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the undersigned, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to this Schedule 13D, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.

     Dated: January 4, 2001

                WESTDALE PROPERTIES AMERICA I, LTD., a Texas limited partnership

                         By: JGB Ventures I, Ltd., a Texas limited partnership
                         Its: General Partner

                              By: JGB Holdings, Inc., a Texas corporation
                              Its: General Partner

                              By: /s/ Joseph G. Beard
                                 -----------------------------------------------
                                 Joseph G. Beard, President

                JGB VENTURES I, LTD., a Texas limited partnership

                         By: JGB Holdings, Inc., a Texas corporation
                         Its: General Partner

                              By: /s/ Joseph G. Beard
                                 -----------------------------------------------
                                 Joseph G. Beard, President

                JGB HOLDINGS, INC., a Texas corporation

                         By: /s/ Joseph G. Beard
                            ----------------------------------------------------
                         Joseph G. Beard, President

                BUSH GARDENS, LLC, a Nevada limited liability company

                         By: /s/ Joseph G. Beard
                            ----------------------------------------------------
                         Joseph G. Beard, Manager

                /s/ Joseph G. Beard
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                Joseph G. Beard

                /s/ Ronald Kimel
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                Ronald Kimel